UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Viela Bio, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

926613100

(CUSIP Number)

October 7, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 926613100

1.	Names of Reporting Persons Temasek Holdings (Private) Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Republic of Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,070,330 common stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,070,330 common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,070,330 common stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.00%(1)

12.	Type of Reporting Person (See Instructions) HC

(1)   Percentage calculated based on 50,852,743 shares of common stock, being the common stock outstanding as of the completion of the initial public offering (the “IPO”) of the Issuer (including 1,185,000 shares of common stock issued pursuant to the underwriters’ option to purchase additional shares) as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on October 4, 2019.

SCHEDULE 13G

CUSIP No. 926613100

1.	Names of Reporting Persons Fullerton Management Pte Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Republic of Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,070,330 common stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,070,330 common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,070,330 common stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.00%(1)

12.	Type of Reporting Person (See Instructions) HC

(1)   Percentage calculated based on 50,852,743 shares of common stock, being the common stock outstanding as of the completion of the IPO of the Issuer (including 1,185,000 shares of common stock issued pursuant to the underwriters’ option to purchase additional shares) as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on October 4, 2019.

SCHEDULE 13G

CUSIP No. 926613100

1.	Names of Reporting Persons Temasek Life Sciences Private Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Republic of Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,070,330 common stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,070,330 common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,070,330 common stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.00%(1)

12.	Type of Reporting Person (See Instructions) HC

(1)   Percentage calculated based on 50,852,743 shares of common stock, being the common stock outstanding as of the completion of the IPO of the Issuer (including 1,185,000 shares of common stock issued pursuant to the underwriters’ option to purchase additional shares) as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on October 4, 2019.

SCHEDULE 13G

CUSIP No. 926613100

1.	Names of Reporting Persons V-Sciences Investments Pte Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Republic of Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 700,000 common stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 700,000 common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 700,000 common stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.38%(1)

12.	Type of Reporting Person (See Instructions) CO

(1)   Percentage calculated based on 50,852,743 shares of common stock, being the common stock outstanding as of the completion of the IPO of the Issuer (including 1,185,000 shares of common stock issued pursuant to the underwriters’ option to purchase additional shares) as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on October 4, 2019.

SCHEDULE 13G

CUSIP No. 926613100

1.	Names of Reporting Persons TLS Beta Pte. Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Republic of Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,370,330 common stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,370,330 common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,370,330 common stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.63%(1)

12.	Type of Reporting Person (See Instructions) CO

(1)   Percentage calculated based on 50,852,743 shares of common stock, being the common stock outstanding as of the completion of the IPO of the Issuer (including 1,185,000 shares of common stock issued pursuant to the underwriters’ option to purchase additional shares) as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on October 4, 2019.

Item 1(a)	Name of Issuer:
Viela Bio, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:
One MedImmune Way, First Floor, Area Two, Gaithersburg, Maryland 20878.

Item 2(a)	Name of Person Filing:
This Schedule 13G is filed jointly by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

1.     Temasek Holdings (Private) Limited (“Temasek”);

2.     Fullerton Management Pte Ltd (“FMPL”);

3.     Temasek Life Sciences Private Limited (“TLS”);

4.     V-Sciences Investments Pte Ltd (“V-Sciences”); and

5.     TLS Beta Pte. Ltd. (“TLS Beta”).

Item 2(b)	Address of Principal Business Office or, if None, Residence:
The address of the principal business office of each of the Reporting Persons is 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.

Item 2(c)	Citizenship:
The citizenship of all Reporting Persons is the Republic of Singapore.

Item 2(d)	Title of Class of Securities:
Common stock, par value $0.001 per share (the “Common Stock”).

Item 2(e)	CUSIP Number:
926613100

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

(i)    V-Sciences directly owns 700,000 shares of Issuer’s Common Stock. V-Sciences is a wholly owned subsidiary of TLS, which is a wholly owned subsidiary of FMPL, which is a wholly owned subsidiary of Temasek. Each of TLS, FMPL and Temasek, through the ownership described herein, may be deemed to beneficially own the shares held by V-Sciences.

(ii)   TLS Beta directly owns 3,370,330 shares of Issuer’s Common Stock. TLS Beta is a wholly owned subsidiary of TLS, which is a wholly owned subsidiary of FMPL, which is a wholly owned subsidiary of Temasek. Each of TLS, FMPL and Temasek, through the ownership described herein, may be deemed to beneficially own the shares of Common Stock held by TLS Beta.

(b)	Percent of class:
See Row 11 of the cover page for each Reporting Person.

(c)	Number of shares as to which such persons have:

(i)	Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person.
(ii)	Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person.
(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of the cover page for each Reporting Person.
(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of the cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
The response to Item 4(a) is incorporated herein by reference.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below, each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 17, 2019

Temasek Holdings (Private) Limited

By:	/s/ Gregory Tan
	Name:	Gregory Tan
	Title:	Authorised Signatory

Fullerton Management Pte Ltd

By:	/s/ Cheong Kok Tim
	Name:	Cheong Kok Tim
	Title:	Director

Temasek Life Sciences Private Limited

By:	/s/ Lim Siew Lee Sherlyn
	Name:	Lim Siew Lee Sherlyn
	Title:	Director

V-Sciences Investments Pte Ltd

By:	/s/ Zahedah Abdul Rashid
	Name:	Zahedah Abdul Rashid
	Title:	Director

TLS Beta Pte. Ltd.

By:	/s/ Zahedah Abdul Rashid
	Name:	Zahedah Abdul Rashid
	Title:	Director

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 1*	Joint Filing Agreement dated October 17, 2019, among the Reporting Persons, relating to the filing of a joint statement on Schedule 13G